UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

General Motors Corporation

(Name of Issuer)

Common Stock, par value $1 2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,386,300 8. Shared Voting Power 7,613,700 9. Sole Dispositive Power 36,386,300 10. Shared Dispositive Power 7,613,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8% *
14.	Type of Reporting Person (See Instructions) CO
*	Percentage calculated on the basis of 565,506,606 shares of common stock issued and outstanding on October 31, 2005, as set forth in General Motors’ Form 10-Q filed on November 9, 2005, for the period ending September 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 44,000,000 8. Shared Voting Power 9. Sole Dispositive Power 44,000,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8% *
14.	Type of Reporting Person (See Instructions) IN
*	Percentage calculated on the basis of 565,506,606 shares of common stock issued and outstanding on October 31, 2005, as set forth in General Motors’ Form 10-Q filed on November 9, 2005, for the period ending September 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 250 Rodeo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,613,700 8. Shared Voting Power 9. Sole Dispositive Power 7,613,700 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,613,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.35% *
14.	Type of Reporting Person (See Instructions) CO
*	Percentage calculated on the basis of 565,506,606 shares of common stock issued and outstanding on October 31, 2005, as set forth in General Motors’ Form 10-Q filed on November 9, 2005, for the period ending September 30, 2005.

This Amendment No. 5 amends and supplements the Statement on Schedule 13D filed on June 17, 2005, as amended on September 1, 2005, September 21, 2005, October 12, 2005 and October 19, 2005 (as amended, the “Schedule 13D”) by Tracinda Corporation, a Nevada corporation (“Tracinda”), 250 Rodeo, Inc., a Delaware corporation (“250 Rodeo”), and Kirk Kerkorian, relating to the common stock, par value $1  2/3 per share, of General Motors Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

On December 15, 2005, and December 19, 2005, Tracinda sold 5,000,000 shares and 7,000,000 shares, respectively, of General Motors common stock in private transactions. Tracinda sold these shares because it is eligible for substantial federal and California corporate income tax savings if it incurs a capital loss prior to the end of its current fiscal year, January 31, 2006. The capital loss will offset certain capital gains realized by Tracinda in an unrelated transaction. The Filing Persons may determine, based on market and general economic conditions, the business affairs and financial condition of General Motors, the market price of its shares and other factors deemed relevant by the Filing Persons, to acquire or dispose of additional shares. In this regard, the Filing Persons may consider acquiring additional shares when they are able to do so without jeopardizing the tax benefits realized as a result of the sales described herein.

Except as described above in this Item 4 and herein, the Filing Persons do not have any plans or proposals that relate to or would result in any of the actions or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons:

Name	Number of Shares	Percentage of Outstanding (1)
Tracinda Corporation	44,000,000	7.8%
250 Rodeo, Inc.	7,613,700	1.35%
Kirk Kerkorian	44,000,000	7.8%
Anthony L. Mandekic	-0-	0%

(1)	Computed on the basis of 565,506,606 shares of common stock issued and outstanding on October 31, 2005, as set forth in General Motors Form 10-Q filed on November 9, 2005 for the period ending September 30, 2005.

(c) On December 15, 2005 Tracinda sold 5,000,000 shares of General Motors common stock for $22.02 per share ($110,100,000 in the aggregate) in a private transaction. On December 19, 2005 Tracinda sold 7,000,000 shares for $20.21 per share ($141,470,000 in the aggregate).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2005

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-on-Fact*

250 RODEO, INC.

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer*

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A filed by Tracinda Corporation on May 26, 2005.